Exhibit 99.1

Qiao Xing Universal Launches “Little Smart (PAS)” Phones Utilizing
Key UTStarcom Technology

     HUIZHOU, China, Nov. 19 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced a new product, the ‘Qiao Xing’ brand “Little Smart phone” which was officially launched at the Qiao Xing Product Presentation, Fall 2003. The new phone is jointly developed by Qiao Xing Communication Industry, Ltd. (“QXCI”), subsidiary of XING, and UTStarcom (Nasdaq: UTSI) Hangzhou Ltd, China.

     Little Smart or “XiaoLingTong” (in Chinese) is a China PHS service that supplements and extends China Telecom and China Netcom’s fixed-line network service in China. With Little Smart phones, users can communicate freely within the areas covered by fixed line networks via wireless connectivity. Because China Netcom and China Telecom subscribers can enjoy XiaoLingTong services for the cost of a fixed line call, it is a much welcomed communication service for the average income group within the cities and suburban areas of China. “Little Smart” is a direct translation of the Chinese word “XiaoLingTong.” The commonly known English name is “PAS.”
     Since its introduction in 1999, the service has experienced rapid development. By the end of September, there were more than 28 million users in over 800 cities and towns within the country, with the number of subscribers predicted to exceed 30 million by the end of 2003.
     Mr. Wu Ruilin, chairman of XING, and 30 of the Company’s distributors attended the presentation together with a number of divisional heads from branch offices of China Telecom from different provinces and cities in China. All distributors and guests expressed interest and confidence in the new XiaoLingTong phone.
     “The rapid development of the XiaoLingTong service is proof of its huge market potential among the general public in China. This is a segment of the communication market that is too important to ignore,” said Mr. Wu Ruilin at the Qiao Xing Product Presentation, “At the same time, when we are developing and producing world class quality telephones and mobile phones, we also strive to provide products and services that are welcomed by consumers like the XiaoLingTong phones so as to bring increased wealth for our company and our shareholders, and to lay the solid foundation for the Big Qiao Xing Strategy.”
     “We have full confidence in partnering with UTStarcom to develop our XiaoLingTong phones. They are the leader in this business in China. We have ample experience in developing telephones. The acquisition of CECT has given us the valuable experience in developing mobile phones. Together with MiTAC, we have also developed the first generation smart phones in China. We have strong research backup from our R+D centers in Shanghai, Beijing, and Huizhou. Therefore, I am totally convinced that we are capable of developing XiaoLingTong products far better in technology and designs than those from our competitors,” added Ruilin.

     With its UTStarcom partnership, Qiao Xing leverages UTStarcom’s technical expertise and handset market leadership in China to sell the Little Smart phone under its brand. UTStarcom is a frontrunner and possesses the most advanced and leading technology in the R+D and manufacturing of XiaoLingTong phones in China. In cooperation with UTStarcom, QXCI takes responsibility for the further development inclusive of the exterior, structural designs, the casing molds, and the manufacturing and marketing of the new product.

     “Marketing and distribution is our strength. Over the years, we have established a distribution network of more than 3,500 point of sales throughout China. ‘Qiao Xing’ is a renowned brand name in the eyes of the Chinese consumers, and we have a long term and steady relationship with fixed line operators like China Telecom and China Netcom, which are the major distribution channels for XiaoLingTong Phones,” continued Ruilin. We believe our XiaoLingTong products can penetrate the market in a relatively short time and help QXCI achieve better sales revenues for the coming two years.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING UTSI)